Exhibit 3.2
CERTIFICATE OF CORRECTION
OF
CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF THE
0% SERIES N CONVERTIBLE PREFERRED STOCK
OF
MABVAX THERAPEUTICS HOLDINGS, INC.
A Delaware Corporation

MabVax Therapeutics Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:

1. The name of the Company is MabVax Therapeutics Holdings, Inc.

2. A Certificate of Designation for 0% Series N Convertible Preferred Stock of the Corporation (the “Certificate of Designation”) was filed with the Secretary of State for the State of Delaware on April 30, 2018, and the Certificate of Designation requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of the Certificate of Designation is that the said Certificate of Designation inadvertently stated a number of shares in Section 4(f) “19.99% Conversion Blocker.”

4. The Certificate of Designation is corrected by replacing Section 4(f) Paragraph (f) in its entirety with the following:

(f) 19.99% Conversion Blocker. Notwithstanding anything to the contrary set forth herein, the Company shall not be obligated to issue any shares of Common Stock upon conversion of the Series N Preferred Shares, and the Holder of any Series N Preferred Shares shall not have the right to receive upon conversion of any shares of the Series N Preferred Shares if the issuance of such shares of Common Stock would exceed the aggregate number of shares of Common Stock which the Company may issue upon conversion of the Series N Preferred Shares without breaching the Company's obligations under the rules or regulations of the Nasdaq Capital Market, which aggregate number equals 19.99% of the number of shares outstanding on February 2, 2018 (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Capital Market for issuances of Common Stock in excess of such amount. Until such approval is obtained, no Holder shall be issued in the aggregate, upon conversion of the Series N Preferred Shares into shares of Common Stock in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total amount of shares of Common Stock issuable to the Holder upon conversion of the Series N Preferred Shares and the denominator of which is the total amount of shares of Common Stock issuable to all Holders upon conversion of the Series N Preferred Shares (with respect to each Holder, the "Exchange Cap Allocation"). In the event that any Holder shall sell or otherwise transfer any of such Holder's Series N Preferred Shares, the transferee shall be allocated a pro rata portion of such Holder's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any Holder of Series N Preferred Shares shall convert all of such Holder's Series N Preferred Shares into a number of shares of Common Stock which, in the aggregate, is less than such Holder's Exchange Cap Allocation, then the difference between such Holder's Exchange Cap Allocation and the number of shares of Common Stock actually issued to such Holder shall be allocated to the respective Exchange Cap Allocations of the remaining Holders of shares of the Series N Preferred Shares on a pro rata basis in proportion to the aggregate Conversion Price of shares of the Series N Preferred Shares then held by each such Holder.

* * * * *

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be executed as of the 2nd day of May, 2018.

By:      /s/ J. David Hansen
Name:  J. David Hansen
Title:    President and Chief Executive Officer